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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3 )*
                                             --

                               Axeda Systems Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   054959 10 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2003
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
          [ ]   Rule 13d-1(b)
          [ ]   Rule 13d-1(c)
          [X]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                               Page 1 of 7 pages

--------- ----------------------------------------------------------------------------------------------------------
CUSIP NO. 054959 10 1                                                                 PAGE 2 OF 7 PAGES
                                                                                           --   --
--------- ----------------------------------------------------------------------------------------------------------
1.        NAMES OF REPORTING PERSONS
          IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                   Apax Israel Partners II, L.P.
--------- ------------------------------------------------------------------------------------------- --------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                         (a) [ ]
                                                                                                      (b) [ ]
--------- ----------------------------------------------------------------------------------------------------------
3.        SEC USE ONLY

--------- ----------------------------------------------------------------------------------------------------------
4.        CITIZENSHIP OR PLACE OF ORGANIZATION
                   Delaware
----------------------- ---------- ---------------------------------------------------------------------------------
   NUMBER OF SHARES     5.         SOLE VOTING POWER
BENEFICIALLY OWNED BY                       0
EACH REPORTING PERSON   ---------- ---------------------------------------------------------------------------------
         WITH           6.         SHARED VOTING POWER
                                            1,955,408**
                        ---------- ---------------------------------------------------------------------------------
                        7.         SOLE DISPOSITIVE POWER
                                            0
                        ---------- ---------------------------------------------------------------------------------
                        8.         SHARED DISPOSITIVE POWER
                                            1,955,408**
--------- ----------------------------------------------------------------------------------------------------------
9.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   1,955,408**
--------- ------------------------------------------------------------------------------------------- --------------
10.       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)             [ ]
                   N/A
--------- ----------------------------------------------------------------------------------------------------------
11.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                   6.1%
--------- ----------------------------------------------------------------------------------------------------------
12.       TYPE OF REPORTING PERSON (See Instructions)
                   PN
--------- ----------------------------------------------------------------------------------------------------------


** See Rider A

--------- ----------------------------------------------------------------------------------------------------------
CUSIP NO. 054959 10 1                                                                 PAGE 3 OF 7 PAGES
                                                                                           --   --
--------- ----------------------------------------------------------------------------------------------------------
1.        NAMES OF REPORTING PERSONS
          IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                   Apax-Leumi Inc.
--------- ------------------------------------------------------------------------------------------- --------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                         (a) [ ]
                                                                                                      (b) [ ]
--------- ----------------------------------------------------------------------------------------------------------
3.        SEC USE ONLY

--------- ----------------------------------------------------------------------------------------------------------
4.        CITIZENSHIP OR PLACE OF ORGANIZATION
                   Delaware
----------------------- ---------- ---------------------------------------------------------------------------------
   NUMBER OF SHARES     5.         SOLE VOTING POWER
BENEFICIALLY OWNED BY                       0
EACH REPORTING PERSON   ---------- ---------------------------------------------------------------------------------
         WITH           6.         SHARED VOTING POWER
                                            1,955,408**
                        ---------- ---------------------------------------------------------------------------------
                        7.         SOLE DISPOSITIVE POWER
                                            0
                        ---------- ---------------------------------------------------------------------------------
                        8.         SHARED DISPOSITIVE POWER
                                            1,955,408**
--------- ----------------------------------------------------------------------------------------------------------
9.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   1,955,408**
--------- ------------------------------------------------------------------------------------------- --------------
10.       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)             [ ]
                   N/A
--------- ----------------------------------------------------------------------------------------------------------
11.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                   6.1%
--------- ----------------------------------------------------------------------------------------------------------
12.       TYPE OF REPORTING PERSON (See Instructions)
                   CO
--------- ----------------------------------------------------------------------------------------------------------


** See Rider A

Item 1.          (a)   Name of Issuer:
                       Axeda Systems Inc. (the "Issuer")

                 (b)   Address of Issuer's Principal Executive Offices:
                       21 Oxford Road
                       Mansfield, MA 02048

Item 2.          (a)   Name of Person(s) Filing:
                       (i) Apax Israel Partners II, L.P and (ii) Apax-Leumi Inc.

                 (b)   Address of Principal Business Office or, if none,
                       Residence:
                       (i) and (ii) 15 Portland Place, London  W1B 1PT, England

                 (c)   Citizenship (Place of Organization)
                       (i) and (ii) Delaware

                 (d)   Title of Class of Securities:
                       Common Stock

                 (e)   CUSIP Number:
                       The Issuer's CUSIP Number is 054959 10 1.

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
                 NOT APPLICABLE

Item 4.          Ownership.

                 (a)   Amount Beneficially Owned:
                       1,955,408**

                 (b)   Percent of Class
                       6.1%

                 (c)   Number of shares to which such person has:
                       (i)   Sole power to vote or to direct the vote  0
                       (ii)  Shared power to vote or to direct the vote:
                             1,955,408**
                       (iii) Sole power to dispose or to direct the disposition
                             of  0
                       (iv) Shared power to dispose or to direct the disposition of: 1,955,408**

                 ** See Rider A

Item 5.          Ownership of Five Percent or Less of a Class.
                 If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.
                  NOT APPLICABLE

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
                  NOT APPLICABLE

Item 8.           Identification and Classification of Members of the Group.
                  NOT APPLICABLE

Item 9.           Notice of Dissolution of Group.
                  NOT APPLICABLE

Item 10.          Certifications.
                  NOT APPLICABLE

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 17, 2004


APAX ISRAEL PARTNERS II, L.P.                APAX-LEUMI INC.
By:   Apax Israel GP, Inc.
      its General Partner


By: /s/ Adrian Beecroft                      By: /s/ Adrian Beecroft
    --------------------------------             ----------------------------
    Adrian Beecroft, Director                    Adrian Beecroft, Director

                                     RIDER A

         Apax Israel Partners II, L.P, is the general partner of each of Apax Israel II L.P., Apax Israel II Entrepreneur's Club, and Apax Israel II Entrepreneur's Club (Israel) L.P., which own an aggregate of 1,147,725 shares of common stock of the Issuer.

         Apax-Leumi Inc. is the general partner of Israel Growth Fund L.P., which owns 807,683 shares of common stock of the Issuer.

         This filing does not include 3,400,063 shares of common stock owned by funds managed or advised by Apax Partners, Inc. and its affiliates and 847,589 shares of common stock owned by funds managed or advised by Apax Partners & Co. Beteiligungsberatung GmbH and its affiliates.